EXHIBIT 2.1
THIS FORM HAS IMPORTANT LEGAL CONSEQUENCES AND THE PARTIES SHOULD CONSULT LEGAL AND TAX OR OTHER COUNSEL BEFORE SIGNING.
CONTRACT TO BUY AND SELL REAL ESTATE
(VACANT LAND — FARM — RANCH)
Date: April 4, 2006
Purchase Price: $40,000,000.00
1. AGREEMENT. Buyer agrees to buy and the undersigned Seller agrees to sell, the Property defined below on the terms and conditions set forth in this contract.
2. DEFINED TERMS.
     a. Buyer. Buyer, Denali Partners, LLC or assigns, will take title to the real property described below as ☐ Joint Tenants ☐ Tenants In Common ☑ Other ~ .
     b. Property. The Property is the following legally described real estate: All of the property owned by Oakridge Energy, Inc. within La Plata County, Colorado, as more particularly described on Exhibit A attached hereto and incorporated herein, consisting of approximately 1965 acres, to be more particularly described pursuant to the Survey conducted by licensed Colorado Surveyor pursuant to Section 7.c hereof.
in the County of La Plata, Colorado, commonly known as Ewing Mesa property of Oakridge together with the interests, easements, rights, benefits, improvements and attached fixtures appurtenant thereto, all interest of Seller in vacated streets and alleys adjacent thereto, except as herein excluded; and
together with any and all minerals and mineral rights owned by the Seller (including mineral rights in oil, gas, coal, coal bed methane, sand and gravel) in the above referenced Property.
     c. Dates and Deadlines.

Item No.		Reference	Event	Date or Deadline
1	§ 5a		Loan Application Deadline	N/A
2	§ 5b		Loan Commitment Deadline	N/A
3	§ 5c		Buyer’s Credit Information Deadline	N/A
4	§ 5c		Disapproval of Buyer’s Credit Deadline	N/A
5	§ 5d		Existing Loan Documents Deadline	N/A
6	§ 5d		Objection to Existing Loan Deadline	N/A
7	§ 5d		Approval of Loan Transfer Deadline	N/A
8	§ 6a(4)		Appraisal Deadline	See Section 24. D)(2)
9	§ 7a		Title Deadline	15 days after MEC
10	§ 7c		Survey Deadline	30 days after MEC
11	§ 8c		Survey Objection Deadline	The later of 15 days after Buyer receipt of Survey or 60 days after MEC
12	§ 7b		Document Request Deadline	Requested
13	§ 8a		Title Objection Deadline	60 days after MEC
14	§ 8b		Off Record Matters Deadline	20 days after MEC
15	§ 8b		Off Record matters Objection Deadline	60 days after MEC
16	§ 10		Seller’s Property Disclosure Deadline	20 days after MEC
17	§ 10a		Inspection Objection Deadline	60 days after MEC
18	§ 10b		Resolution Deadline	70 days after MEC
19	§ 10c		Property Insurance Objection Deadline	60 days after MEC
20	§ 11		Closing Date	10 days after Buyer receipt of notice of shareholder approval, but in no event sooner than 120 days after MEC unless parties agree otherwise. See Section 24 I)

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 1 of 11
Initial

21	§ 16	Possession Date	Closing Date
22	§ 16	Possession Time	5:00PM MDT on Closing Date
23	§ 27	Acceptance Deadline Date	April 6, 2006
24	§ 27	Acceptance Deadline Time	5:00PM MDT

     d. Attachments. The following are a part of this contract: Exhibit A* and Exhibit B
     e. Applicability of Terms. A check or similar mark in a box means that such provision is applicable. The abbreviation “N/A” means not applicable. The abbreviation “MEC” (mutual execution of this contract) means the latest date upon which both parties have signed this contract.
3. INCLUSIONS AND EXCLUSIONS. The Purchase Price includes the following items (Inclusions):
     a. Fixtures. If attached to the Property on the date of this contract, lighting, heating, plumbing, ventilating, and air conditioning fixtures, inside telephone wiring and connecting blocks/jacks, plants, mirrors, floor coverings, intercom systems, sprinkler systems and controls; and ~
     b. Exclusions. The following attached fixtures are excluded from this sale: Equipment on site.
     c. Personal Property. If on the Property whether attached or not on the date of this contract: storm windows, storm doors, window and porch shades, awnings, blinds, screens, window coverings, curtain rods, drapery rods, storage sheds, and all keys. If checked, the following are included: ☐Smoke/Fire Detectors ☐Security Systems; and None
     d. Transfer of Personal Property. The Personal Property to be conveyed at Closing shall be conveyed, by Seller, free and clear of all taxes, (except personal property taxes for the year of closing), liens and encumbrances, except None. Conveyance shall be by bill of sale or other applicable legal instrument.
     e. Trade Fixtures. With respect to trade fixtures, Seller and Buyer agree as follows: N/A
     f. Water Rights. The following legally described water rights: Any and all water rights owned by the Seller appurtenant to or capable of use on the Property.
Any water rights shall be conveyed by Bargain and Sale deed or other applicable legal instrument.
     g. Growing Crops. With respect to growing crops, Seller and Buyer agree as follows: N/A
4. PURCHASE PRICE AND TERMS. The Purchase Price set forth below shall be payable in U. S. Dollars by Buyer as follows:

Item No.	Reference	Item	Amount	Amount
1	§ 4	Purchase Price	$40,000,000.00
2	§ 4a	Earnest Money 1st Deposit		$2,000,000.00
3	§ 4a	Earnest Money 2nd Deposit		$2,000,000.00
4	§ 4b(1)	New Second Loan		N/A
5	§ 4b(2)	New Second Loan		N/A
6	§ 4c	Assumption Balance		N/A
7	§ 4d	Seller or Private Financing		N/A
8
9	§ 4e	Cash at Closing		$36,000,000.00

10		TOTAL	$40,000,000.00	$40,000,000.00

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 2 of 11
Initial

Note: If there is an inconsistency between the Purchase Price on the first page and this § 4, the amount in § 4 shall control.
a. Earnest Money. The Earnest Money set forth in this Section, in the form of Certified Check, is part payment of the Purchase Price and shall be payable to and held by Colorado Land Title (Earnest Money Holder), in its trust account, on behalf of both Seller and Buyer.
     The Earnest Money 1st deposit shall be delivered to the Earnest Money Holder two days after MEC. The Earnest Money 2nd Deposit shall be tendered as provided in Section 24 C). The Earnest Money 1st deposit and the Earnest Money 2nd Deposit shall be deposited by Earnest Money Holder in an interest-bearing account yielding a competitive market interest rate. If Buyer elects to terminate the transaction before the end of the Inspection Period, Buyer shall be entitled to the interest accrual on the Earnest Money 1st Deposit; otherwise the Seller shall be entitled to the interest accrual. The Seller shall be entitled to this interest accrual on the Earnest Money 2nd Deposit unless there is a failure to close based upon Seller’s default or a failure of Seller to obtain shareholder approval. The parties authorize delivery of the Earnest Money deposit to the closing company, if any, at or before Closing. Both the Earnest Money 1st Deposit and the Earnest Money 2nd Deposit together with interest accrued on both shall be applied to the Purchase Price at Closing.
b. New Loan. N/A
c. Assumption. N/A
d. Seller or Private Financing. N/A
e. Cash at Closing. All amounts paid by Buyer at Closing including Cash at Closing, plus Buyer’s closing costs, shall be in funds which comply with all applicable Colorado laws, which include cash, electronic transfer funds, certified check, savings and loan teller’s check and cashier’s check (Good Funds).
5. FINANCING CONDITIONS AND OBLIGATIONS. N/A
6. APPRAISAL PROVISIONS.
     a. Appraisal Condition. This subsection a. ☐ Shall ☑ Shall Not apply.
     b. Cost of Appraisal. Cost of any appraisal to be obtained after the date of this contract shall be timely paid by ☑ Buyer ☐ Seller.
7. EVIDENCE OF TITLE.
     a. Evidence of Title. On or before Title Deadline (§ 2c), Seller shall cause to be furnished to Buyer, at Seller’s expense, a current commitment for owner’s title insurance policy (Title Commitment) in an amount equal to the Purchase Price. At Seller’s expense, Seller shall cause the title insurance policy to be issued and delivered to Buyer as soon as practicable at or after Closing. If a title insurance commitment is furnished, it ☑Shall ☐Shall Notcommit to delete or insure over the standard exceptions which relate to:
(1) parties in possession,
(2) unrecorded easements,
(3) survey matters,
(4) any unrecorded mechanics’ liens,
(5) gap period (effective date of commitment to date deed is recorded), and
(6) unpaid taxes, assessments and unredeemed tax sales prior to the year of Closing.
     Any additional premium expense to obtain this additional coverage shall be paid by ☑Buyer ☐Seller.
     b. Copies of Exceptions. On or before Title Deadline (§ 2c), Seller, at Seller’s expense, shall furnish to Buyer and Buyer’s Attorney, (1) a copy of any plats, declarations, covenants, conditions and restrictions burdening the Property, and (2) if a title insurance commitment is required to be furnished, and if this box is checked ☑Copies of any Other Documents (or, if illegible, summaries of such documents) listed in the schedule of exceptions (Exceptions). Even if the box is not checked, Seller shall have the obligation to furnish these documents pursuant to this subsection if requested by Buyer any time on or before Document Request Deadline (§ 2c). This requirement shall pertain only to documents as shown of record in the offices of the clerk and recorder. The abstract or title insurance commitment, together with any copies or summaries of such documents furnished pursuant to this section, constitute the title documents (Title Documents).

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 3 of 11
Initial

     c. Survey. On or before Survey Deadline (§ 2c) ☑ Seller ☐ Buyer shall cause Buyer and the issuer of the Title Commitment or the provider of the opinion of title if an abstract, to receive a current ☐ Improvement Survey Plat ☐ Improvement Location Certificate ☑ ALTA Survey of the Property.
8. TITLE AND SURVEY REVIEW.
     a. Title Review. Buyer shall have the right to inspect the Title Documents. Written notice by Buyer of unmerchantability of title, form or content of Title Commitment or of any other unsatisfactory title condition shown by the Title Documents, notwithstanding § 12, shall be signed by or on behalf of Buyer and given to Seller on or before Title Objection Deadline (§ 2c), or within five (5) calendar days after receipt by Buyer of any change to the Title Document(s) or endorsement to the Title Commitment together with a copy of the document adding any new Exception to title. If Seller does not receive Buyer’s notice by the date specified above, Buyer accepts the condition of title as disclosed by the Title Documents as satisfactory.
     b. Matters not Shown by the Public Records. Seller shall deliver to Buyer, on or before Off-Record Matters Deadline (§ 2c) true copies of all leases and surveys in Seller’s possession pertaining to the Property and shall disclose to Buyer all easements, liens (including, without limitation, governmental improvements approved, but not yet installed) or other title matters (including, without limitation, rights of first refusal, and options) not shown by the public records of which Seller has actual knowledge. Buyer shall have the right to inspect the Property to determine if any third party has any right in the Property not shown by the public records (such as an unrecorded easement, unrecorded lease, or boundary line discrepancy). Written notice of any unsatisfactory condition disclosed by Seller or revealed by such inspection, notwithstanding § 12, shall be signed by or on behalf of Buyer and given to Seller on or before Off-Record Matters Objection Deadline (§ 2c). If Seller does not receive Buyer’s notice by said date, Buyer accepts title subject to such rights, if any, of third parties of which Buyer has actual knowledge.
     c. Survey Review. Buyer shall have the right to inspect Survey. If written notice by or on behalf of Buyer of any unsatisfactory condition shown by Survey, notwithstanding § 8b or § 12, is received by Seller on or before Survey Objection Deadline (§ 2c) then such objection shall be deemed an unsatisfactory title condition. If Seller does not receive Buyer’s notice by Survey Objection Deadline (§ 2c) then such objection shall be deemed an unsatisfactory title condition. If Seller does not receive Buyer’s notice by Survey Objection Deadline (§ 2c), Buyer accepts Survey as satisfactory.
     d. Special Taxing Districts. SPECIAL TAXING DISTRICTS MAY BE SUBJECT TO GENERAL OBLIGATION INDEBTEDNESS THAT IS PAID BY REVENUES PRODUCED FROM ANNUAL TAX LEVIES ON THE TAXABLE PROPERTY WITHIN SUCH DISTRICTS. PROPERTY OWNERS IN SUCH DISTRICTS MAY BE PLACED AT RISK FOR INCREASED MILL LEVIES AND EXCESSIVE TAX BURDENS TO SUPPORT THE SERVICING OF SUCH DEBT WHERE CIRCUMSTANCES ARISE RESULTING IN THE INABILITY OF SUCH A DISTRICT TO DISCHARGE SUCH INDEBTEDNESS WITHOUT SUCH AN INCREASE IN MILL LEVIES. BUYER SHOULD INVESTIGATE THE DEBT FINANCING REQUIREMENTS OF THE AUTHORIZED GENERAL OBLIGATION INDEBTEDNESS OF SUCH DISTRICTS, EXISTING MILL LEVIES OF SUCH DISTRICT SERVICING SUCH INDEBTEDNESS, AND THE POTENTIAL FOR AN INCREASE IN SUCH MILL LEVIES.
     In the event the Property is located within a special taxing district and Buyer desires to terminate this contract as a result, if written notice is received by Seller on or before Off-Record Matters Objection Deadline (§ 2c), this contract shall then terminate. If Seller does not receive Buyer’s notice by such date, Buyer accepts the effect of the Property’s inclusion in such special taxing district and waives the right to terminate.
     e. Right to Object, Cure. Buyer’s right to object shall include, but not be limited to those matters listed in § 12. If Seller receives notice of unmerchantability of title or any other unsatisfactory title condition or commitment terms as provided in subsections 8 a, b, c and d above, Seller shall use reasonable efforts to correct said items and bear any nominal expense to correct the same prior to Closing. If such unsatisfactory title condition is not corrected to Buyer’s satisfaction on or before Closing, this contract shall then terminate; provided, however, Buyer may, by written notice received by Seller, on or before Closing, waive objection to such items.
     f. Title Advisory. The Title Documents affect the title, ownership and use of the Property and should be reviewed carefully. Additionally, other matters not reflected in the Title Documents may affect the title, ownership and use of the Property, including without limitation boundary lines and encroachments, area, zoning, unrecorded easements and claims of easements, leases and other unrecorded agreements, and various laws and governmental regulations concerning land use, development and environmental matters. The surface estate may be owned separately from the underlying mineral estate, and transfer of the surface estate does not necessarily include transfer of the mineral rights. Third parties may hold interests in oil, gas, other minerals, geothermal energy or water on or under the Property, which interests may give them rights to enter and use the Property. Such matters may be excluded from the title insurance policy. Buyer is advised to timely consult legal counsel with respect to all such matters as there are strict time limits provided in this contract (e.g., Title Objection Deadline [§ 2c] and Off-Record Matters Objection Deadline [§ 2c]).

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 4 of 11
Initial

9. LEAD-BASED PAINT. Unless exempt, if the improvements on the Property include one or more residential dwellings for which a building permit was issued prior to January 1, 1978, this contract shall be void unless a completed Lead-Based Paint Disclosure (Sales) form is signed by Seller and the required real estate licensees, which must occur prior to the parties signing this contract.
10. PROPERTY DISCLOSURE, INSPECTION AND INSURABILITY; BUYER DISCLOSURE. On or before Seller’s Property Disclosure Deadline (§ 2c), Seller agrees to provide Buyer with a Seller’s Property Disclosure (Vacant Land) form completed by Seller to the best of Seller’s current actual knowledge.
     a. Inspection Objection Deadline. Buyer shall have the right to have inspections of the physical condition of the Property and Inclusions, at Buyer’s expense. If the physical condition of the Property or Inclusions is unsatisfactory in Buyer’s subjective discretion, Buyer shall, on or before Inspection Objection Deadline (§ 2c):
(1)	notify Seller in writing that this contract is terminated, or

(2)	provide Seller with a written description of any unsatisfactory physical condition which Buyer requires Seller to correct (Notice to Correct).
     If written notice is not received by Seller on or before Inspection Objection Deadline (§ 2c), the physical condition of the Property and Inclusions shall be deemed to be satisfactory to Buyer.
     b. Resolution Deadline. If a Notice to Correct is received by Seller and if Buyer and Seller have not agreed in writing to a settlement thereof on or before Resolution Deadline (§ 2c), this contract shall terminate one calendar day following the Resolution Deadline (§ 2c), unless before such termination Seller receives Buyer’s written withdrawal of the Notice to Correct.
     c. Insurability. This contract is conditioned upon Buyer’s satisfaction, in Buyer’s subjective discretion, with the availability, terms, conditions and premium for property insurance. This contract shall terminate upon Seller’s receipt, on or before Property Insurance Objection Deadline (§ 2c) of Buyer’s written notice that such insurance was not satisfactory to Buyer. If said notice is not timely received, Buyer shall have waived any right to terminate under this provision.
     d. Damage; Liens; Indemnity. Buyer is responsible for payment for all inspections, surveys, engineering reports or for any other work performed at Buyer’s request and shall pay for any damage which occurs to the Property and Inclusions as a result of such activities. Buyer shall not permit claims or liens of any kind against the Property for inspections, surveys, engineering reports and for any other work performed on the Property at Buyer’s request. Buyer agrees to indemnify, protect and hold Seller harmless from and against any liability, damage, cost or expense incurred by Seller in connection with any such inspection, claim, or lien. This indemnity includes Seller’s right to recover all costs and expenses incurred by Seller to enforce this subsection, including Seller’s reasonable attorney and legal fees. The provisions of this subsection shall survive the termination of this contract.
11. CLOSING. Delivery of deed from Seller to Buyer shall be at closing (Closing). Closing shall be on the date specified as Closing Date (§ 2c) or by mutual agreement at an earlier date. The hour and place of Closing shall be as designated by Colorado Land Title Company.
12. TRANSFER OF TITLE. Subject to tender or payment at Closing as required herein and compliance by Buyer with the other terms and provisions hereof, Seller shall execute and deliver a good and sufficient general warranty deed to Buyer, at Closing, conveying the Property free and clear of all taxes except the general taxes for the year of Closing. Except as provided herein, title shall be conveyed free and clear of all liens, including any governmental liens for special improvements installed as of the date of Buyer’s signature hereon, whether assessed or not. Title shall be conveyed subject to:
     a. those specific Exceptions described by reference to recorded documents as reflected in the Title Documents accepted by Buyer in accordance with § 8a (Title Review),
     b. distribution utility easements,
     c. those specifically described rights of third parties not shown by the public records of which Buyer has actual knowledge and which were accepted by Buyer in accordance with § 8b (Matters Not Shown by the Public Records) and § 8c (Survey Review),
     d. inclusion of the Property within any special taxing district,
     e. the benefits and burdens of any declaration and party wall agreements, if any, and
     f. other: federal, state and local land use, building code, fire code and other applicable governmental rules and regulations.
13. PAYMENT OF ENCUMBRANCES. Any encumbrance required to be paid shall be paid at or before Closing from the proceeds of this transaction or from any other source.
14. CLOSING COSTS; DOCUMENTS AND SERVICES. Buyer and Seller shall pay, in Good Funds, their respective Closing costs and all other items required to be paid at Closing, except as otherwise provided herein. Buyer and

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 5 of 11
Initial

Seller shall sign and complete all customary or reasonably required documents at or before Closing. Fees for real estate Closing services shall be paid at Closing by
☑ One-Half by Buyer and One-Half by Seller ☐ Buyer ☐ Seller
☐ Other ~ .
     The local transfer tax of            N/A      % of the Purchase Price shall be paid at Closing by ☐ One-Half by Buyer and One-Half by Seller ☐ Buyer ☐ Seller.
Any sales and use tax that may accrue because of this transaction shall be paid when due by ☐ Buyer ☐ Seller.
15. PRORATIONS. The following shall be prorated to Closing Date (§ 2c), except as otherwise provided:
     a. Taxes. Personal property taxes, if any, and general real estate taxes for the year of Closing, based on
☐ Taxes for the Calendar Year Immediately Preceding Closing ☑ Most Recent Mill Levy and Most Recent Assessment ☐ Other ~ .
     b. Rents. Rents based on ☐ Rents Actually Received ☐ Accrued. Security deposits held by Seller shall be credited to Buyer. Seller shall assign all leases to Buyer and Buyer shall assume such leases.
     c. Other Prorations. Water and sewer charges; interest on any continuing loan, and ~
     d. Final Settlement. Unless otherwise agreed in writing, these prorations shall be final.
16. POSSESSION. Possession of the Property shall be delivered to Buyer on Possession Date and Possession Time (§ 2c), subject to the following leases or tenancies: None.
     If Seller, after Closing, fails to deliver possession as specified, Seller shall be subject to eviction and shall be additionally liable to Buyer for payment of $150.00 per day from the Possession Date (§ 2c) until possession is delivered.
17. ASSIGNABLE. This contract shall be assignable by Buyer without Seller’s prior written consent. This contract shall inure to the benefit of and be binding upon the heirs, personal representatives, successors and assigns of the parties.
18. INSURANCE; CONDITION OF, DAMAGE TO PROPERTY AND INCLUSIONS. Except as otherwise provided in this contract, the Property, Inclusions or both shall be delivered in the condition existing as of the date of this contract, ordinary wear and tear excepted.
     a. Casualty; Insurance. In the event the Property or Inclusions shall be damaged by fire or other casualty prior to Closing, in an amount of not more than ten percent of the total Purchase Price, Seller shall be obligated to repair the same before the Closing Date (§ 2c). In the event such damage is not repaired within said time or if the damages exceed such sum, this contract may be terminated at the option of Buyer by delivering to Seller written notice of termination. Should Buyer elect to carry out this contract despite such damage, Buyer shall be entitled to a credit, at Closing, for all the insurance proceeds resulting from such damage to the Property and Inclusions payable to Seller but not the owners’ association, if any, plus the amount of any deductible provided for in such insurance policy, such credit not to exceed the total Purchase Price.
     b. Damage; Inclusions; Services. Should any Inclusion or service (including systems and components of the Property, e.g. heating, plumbing, etc.) fail or be damaged between the date of this contract and Closing or possession, whichever shall be earlier, then Seller shall be liable for the repair or replacement of such Inclusion or service with a unit of similar size, age and quality, or an equivalent credit, but only to the extent that the maintenance or replacement of such Inclusion, service or fixture is not the responsibility of the owners’ association, if any, less any insurance proceeds received by Buyer covering such repair or replacement. The risk of loss for any damage to growing crops, by fire or other casualty, shall be borne by the party entitled to the growing crops, if any, as provided in § 3 and such party shall be entitled to such insurance proceeds or benefits for the growing crops, if any.
     c. Walk-Through and Verification of Condition. Buyer, upon reasonable notice, shall have the right to walk through the Property prior to Closing to verify that the physical condition of the Property and Inclusions complies with this contract.
19. RECOMMENDATION OF LEGAL AND TAX COUNSEL. By signing this document, Buyer and Seller acknowledge that the respective broker has advised that this document has important legal consequences and has recommended the examination of title and consultation with legal and tax or other counsel before signing this contract.
20. TIME OF ESSENCE, DEFAULT AND REMEDIES. Time is of the essence hereof. If any note or check received as Earnest Money hereunder or any other payment due hereunder is not paid, honored or tendered when due, or if any other obligation hereunder is not performed or waived as herein provided, there shall be the following remedies:
       a. If Buyer is in Default:
☐       (1) Specific Performance. Seller may elect to treat this contract as canceled, in which case all payments and things of value received hereunder shall be forfeited and retained on behalf of Seller, and Seller may recover such damages as may be proper, or Seller may elect to treat this contract as being in full force and effect and Seller shall have the right to specific performance or damages, or both.

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 6 of 11
Initial

☑          (2) Liquidated Damages. All payments and things of value received hereunder shall be forfeited by Buyer and retained on behalf of Seller and both parties shall thereafter be released from all obligations hereunder. It is agreed that such payments and things of value are LIQUIDATED DAMAGES and (except as provided in subsection c) are SELLER’S SOLE AND ONLY REMEDY for Buyer’s failure to perform the obligations of this contract. Seller expressly waives the remedies of specific performance and additional damages.
     b. If Seller is in Default: Buyer may elect to treat this contract as canceled, in which case all payments and things of value received hereunder shall be returned and Buyer may recover such damages as may be proper, or Buyer may elect to treat this contract as being in full force and effect and Buyer shall have the right to specific performance or damages, or both.
     c. Costs and Expenses. In the event of any arbitration or litigation relating to this contract, the arbitrator or court shall award to the prevailing party all reasonable costs and expenses, including attorney and legal fees.
21. MEDIATION. If a dispute arises relating to this contract, prior to or after Closing, and is not resolved, the parties shall first proceed in good faith to submit the matter to mediation. Mediation is a process in which the parties meet with an impartial person who helps to resolve the dispute informally and confidentially. Mediators cannot impose binding decisions. The parties to the dispute must agree before any settlement is binding. The parties will jointly appoint an acceptable mediator and will share equally in the cost of such mediation. The mediation, unless otherwise agreed, shall terminate in the event the entire dispute is not resolved 30 calendar days from the date written notice requesting mediation is sent by one party to the other at the party’s last known address. This Section shall not alter any date in this contract, unless otherwise agreed.
22. EARNEST MONEY DISPUTE. In the event of any controversy regarding the Earnest Money and things of value (notwithstanding any termination of this contract or mutual written instructions), Earnest Money Holder shall not be required to take any action. Earnest Money Holder may await any proceeding, or at its option and sole discretion, interplead all parties and deposit any moneys or things of value into a court of competent jurisdiction and shall recover court costs and reasonable attorney and legal fees.
23. TERMINATION. In the event this contract is terminated, all payments and things of value received hereunder shall be returned and the parties shall be relieved of all obligations hereunder, subject to §§ 10d, 21 and 22.
24. ADDITIONAL PROVISIONS. (The following additional provisions have not been approved by the Colorado Real Estate Commission.)
          This Contract was prepared by Denny R. Ehlers of Crane, Leake & Ehlers, P.C., in their sole capacity as attorneys for Seller. Buyer acknowledges that although Denny R. Ehlers represents him or related entities in unrelated transactions, that he waives any appearance of impropriety and believes there is no conflict of interest. Buyer is represented by Christina Landeryou, attorney at law, in this transaction.
          See Additional Provisions in Exhibit B attached hereto, the terms of which are hereby incorporated herein.
25. ENTIRE AGREEMENT, MODIFICATION, SURVIVAL. This contract constitutes the entire contract between the parties relating to the subject hereof, and any prior agreements pertaining thereto, whether oral or written, have been merged and integrated into this contract. No subsequent modification of any of the terms of this contract shall be valid, binding upon the parties, or enforceable unless made in writing and signed by the parties. Any obligation in this contract that, by its terms, is intended to be performed after termination or Closing shall survive the same.
26. NOTICE, DELIVERY AND CHOICE OF LAW
     a. Physical Delivery. Except for the notice requesting mediation described in § 21, and except as provided in § 26b below, all notices must be in writing. Any notice to Buyer shall be effective when received by Buyer and Buyer’s attorney Christina Landeryou, 1199 Main Avenue, Suite 214, Durango, CO 81301: e-mail Christina@daglaw.com, and any notice to Seller shall be effective when received by Seller and Seller’s attorneys, Denny R. Ehlers 102 W. 18th Street, Durango, CO 81301; fax 970-259-1634; e-mail dehlers@duangolaw.com and Caven Crosnoe e-mail ccrosnoe@scglaw.com .
     b. Electronic Delivery. As an alternative to physical delivery, any signed document and written notice may be delivered in electronic form by the following indicated methods only: ☑Facsimile ☑E-mail ☐None. Documents with original signatures shall be provided upon request of any party.
     c. Choice of Law. This contract and all disputes arising hereunder shall be governed by and construed in accordance with the laws of the State of Colorado that would be applicable to Colorado residents who sign a contract in this state for property located in Colorado.

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 7 of 11
Initial

27. NOTICE OF ACCEPTANCE, COUNTERPARTS. This proposal shall expire unless accepted in writing, by Buyer and Seller, as evidenced by their signatures below, and the offering party receives notice of acceptance pursuant to § 26 on or before Acceptance Deadline Date (§ 2c) and Acceptance Deadline Time (§ 2c). If accepted, this document shall become a contract between Seller and Buyer. A copy of this document may be executed by each party, separately, and when each party has executed a copy thereof, such copies taken together shall be deemed to be a full and complete contract between the parties.
Date: April 4, 2006
BUYER
DENALI PARTNERS, LLC

By	/s/ Gregory Wilson	, Its Managing Director

Address: 145 Harrison Avenue
Newport, RI 02840
Phone No: (401) 849-4821
Fax No.: (401) 849-3619

[NOTE: If this offer is being countered or rejected, do not sign this document. Refer to § 28]
Date: April 4, 2006
SELLER
OAKRIDGE ENERGY, INC.

By	/s/ Sandra Pautsky	, Its President

Address:		4613 Jacksboro Hwy
Wichita Falls, TX 76302
Phone No:	(940) 322-4772
Fax No.:	(940) 322-9452

28. COUNTER; REJECTION. This offer is ☐ Countered ☐ Rejected.
Initials only of party (Buyer or Seller) who countered or rejected offer
END OF CONTRACT
* Oakridge Energy, Inc. agrees to furnish a copy of any omitted Exhibit to the Securities and Exchange Commission upon request.

BROKER ACKNOWLEDGMENTS.
Stephen C. Brinley of SCB & Associates ☐ Seller’s Agent ☑ Transaction-Broker in this transaction.
BROKERS’ COMPENSATION DISCLOSURE.
Stephen C. Brinley of SCB & Associates compensation or commission (acknowledged to be the only compensation or commission due as a result of this transaction by signature below) of $1,000,000.00 is to be paid by Seller at Closing.
Stephen C. Brinley
SCB and Associates

By	/s/ Stephen C. Brinley

Date: April 4, 2006
Address: 1129 Main Avenue, Suite 4, Durango, CO 81301
Phone No: (970) 259-7860	Fax No.: (970) 375-9942

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 8 of 11
Initial

EXHIBIT B
ADDENDUM TO CONTRACT TO BUY AND SELL REAL ESTATE
(VACANT LAND)
By and Between Oakridge Energy, Inc. (Seller) and
Gregory L. Wilson and/or assigns (Buyer)
SECTION 24: ADDITIONAL PROVISIONS
In the event of a conflict between the main body of this Contract and the additional provisions contained in this Section 24 Addendum, the provisions of this Addendum shall control.
A) Brokers. Seller agrees to pay, at Closing, to Stephen C. Brinley of Stephen C. Brinley & Associates $1,000,000.00 as full satisfaction of any commission due arising from this transaction. Seller and Buyer each represents and warrants to the other that there are no other real estate agents, brokers, finder or other persons or entities entitled to a commission or similar fee in connection with the transaction contemplated herein. In the event any claims arise for real estate brokerage commissions, fees, or other compensation in connection with the transaction contemplated herein, the party causing such claims, or through whom such claims are made, shall indemnify and-hold the other party hereto harmless for any loss or damage which such other party suffers as a result thereof.
B) Like-Kind Exchange. If either party, or assigns, elects to structure this transaction as part of a like-kind exchange under Section 1031 of the Internal Revenue Code (the “Electing Party”), the other party (the “Accommodating Party”) agrees, at the Electing Party’s sole cost, to cooperate and assist in structuring and effecting such a like-kind exchange, provided that the Accommodating Party shall not be obligated to assume any additional expense or liability, and the Electing Party shall indemnify, defend and hold the Accommodating Party harmless from and against any liability, claim demands action damages and expense arising from or in any way relating to the Accommodating Party’s participation in same.
C) Earnest Money. On the second business day following MEC, Buyer shall deposit with Colorado Land Title, an initial earnest money deposit in the amount of $2,000,000.00 (the “Initial Deposit”). The Initial Deposit shall be fully refundable if Buyer terminates this Contract during the Inspection Period or in the event of Seller’s Default. On the first “business day” after the expiration of the Inspection Period, Buyer shall deposit with Colorado Land Title, a second earnest money deposit in the amount of $2,000,000.00. Following the Inspection Period, the combined and total Earnest Money Deposit of four million dollars ($4,000,000.00) shall be applicable against the Purchase Price at Closing, and shall not be refundable except in the event of Seller’s default or if there is a failure to obtain approval by the shareholders of the Seller on or before 120 days after MEC (which may be extended for an additional 30 days upon written notice by the Seller if necessary to complete the shareholder approval process). Upon a failure to obtain shareholder approval as provided for herein, all Earnest Money and interest accrued thereon shall be returned to the Buyer.
D) DUE DILIGENCE.
     1. Seller’s Delivery of Documents. Within 20 days after the MEC, Seller shall deliver to Buyer copies of all existing agreements, site plans, soils and environmental reports, surveys, engineering, architectural, or zoning documents, tests or reports, the conceptual plan submittal to the City of Durango, including the site plan, planning correspondence and any agency comments, minutes from planning or council hearings, any wetlands studies, traffic studies, annexation plat, economic impact reports, mineral reports, surface agreements or other documents pertaining to minerals. Seller shall also provide Buyer with any documentation or disclosure relating to any pending litigation or violations of any law, regulation, order or requirements issued by any governmental agency or authority against or affecting the Property.
     2. Inspection Period. Buyer’s obligations under this Contract are subject to and conditioned upon Buyer’s investigation and study of the Property and satisfaction with all aspects thereof deemed relevant by Buyer in its sole and absolute discretion, including but not limited to: the effect of any mineral reservations on value and utility of the Property; the zoning of the Property; the soils reports and soil conditions; the availability of all utilities to the Property in adequate

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 9 of 11
Initial

capacities and at appropriate locations; access to the Property by public roads; the availability or likelihood of obtaining all approvals and permits required for Buyer’s intended use of the Property; merchantability of title and the overall economic viability of the Buyer’s intended use of the Property. Buyer shall have sixty (60) days from MEC (the “Inspection Period”) in which to make such investigations and studies with respect to the Property and conduct any and all due diligence as Buyer deems appropriate.
     If Buyer, in its sole discretion, finds the Property unsatisfactory for any reason, Buyer may elect to terminate the Contract. Termination must be made in writing to Seller or Seller’s attorney and, provided that termination is made on or before the last day of the Inspection Period (unless the final day falls on a Saturday or Sunday, in which case, the final day shall be 5:00 pm MST on the following Monday), Colorado Land Title shall promptly refund all of Buyer’s Earnest Money to Buyer with no further instruction from Seller. If Buyer fails to give Seller written notice of termination on or before the last day of the Inspection Period, Buyer shall be deemed to have accepted the condition of the Property as satisfactory and the second Earnest Money deposit shall become due on the date following the Inspection Period as provided in paragraph C above. Buyer’s failure to deposit the Earnest Money 2nd Deposit shall result in an automatic termination of this Contract and Seller Shall be entitled to the Earnest Money 1st Deposit as liquidated damages hereunder.
     This Inspection Period shall include Buyer’s Title Review, Off-Record Matters, Survey Review, Property Inspection and Insurability rights of review evidenced by Sections 8(a)(b)(c) and 10(a) and 10(c) of the Contract (the “Due Diligence Rights”). The intent of this Inspection Period is to provide Buyer with a comprehensive period of time within which Buyer shall accomplish all of its due diligence pertaining to the Property. Buyer’s objection deadline for the Due Diligence matters shall be the final day of the Inspection Period (unless the final day falls on a Saturday or Sunday, in which case, the final day shall be 5:00 pm MST on the following Monday). In the event Buyer has determined the Property is unsatisfactory for any reason, Buyer’s sole remedy is to terminate this Contract as provided above. To further clarify, any reference in the main body of the Contract as to Buyer’s obligation to provide Seller with a Notice to Correct and/or Seller’s obligation to cure or correct defects or unsatisfactory conditions are inapplicable.
     3. Buyer’s Inspection and Access To Property. Buyer and its agents and representatives shall have the right to enter onto the Property prior to the Closing for purposes of conducting surveys, soil tests, market studies, engineering tests, environmental tests and such other tests, investigations, studies, and inspections Buyer deems necessary or desirable to evaluate the Property, provided that: (i) all such tests, investigations and inspections shall be conducted at Buyer’s sole expense; and (ii) Buyer shall indemnify and hold Seller harmless from and against any losses, liabilities, costs, or expenses arising out of damage to the Property in connection with Buyer’s inspection activities.
E) Delivery of Materials to Seller. If this Agreement is terminated by Buyer for any reason Buyer shall cause to be delivered to Seller all documents, site plans, surveys, engineering data, engineering plans, studies, planning applications, or other documents pertaining to Buyer’s Inspection of the Property.
F) Seller Obligations.
     Between the MEC and the Closing or earlier termination of this
Contract:
     1. Seller shall not sell, assign, rent, lease, convey, grant a security interest in or otherwise dispose of, encumber or cause or permit any change in status of title to the property, other than the reclamation contract and work with reclamation contractor;
     2. Seller shall not cause or permit any adverse change in the condition of the Property, reasonable wear and tear excepted;
     3. Upon request by Buyer, Seller, at no cost or expense to Seller, shall execute, consent to, and support any requests, applications, related to the Buyer’s inspection of the Property.
G) Assignment. Buyer may assign all of Buyer’s right, title and interest in and to this Contract without prior consent of Seller provided, however, Buyer shall not be released from, and shall remain liable for, the Buyer obligations, including payment obligations hereunder. This Contract shall inure to the benefit of and be binding upon the heirs, personal representatives, successors and assigns of the parties.

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 10 of 11
Initial

H) Legal Description of Property. Seller will provide Buyer with an accurate legal description of the Property as soon as one is available from Goff Engineering. Seller acknowledges that Buyer’s intent is to purchase all of the real property owned by Seller which comprises what is commonly referred to as “Ewing Mesa” consisting of approximately 1965 acres.
I) Shareholder Approval Contingency. This Contract is expressly contingent upon approval by the shareholders of the Seller on or before 120 days after MEC (which may be extended for an additional 30 days upon written notice by the Seller if necessary to complete the shareholder approval process). Failure to obtain shareholder approval by such date shall terminate the Contract and all Earnest Money and interest earned thereon shall be returned to the Buyer.
J) Sandra Pautsky Commitment to Vote for Transaction. Sandra Pautsky agrees to vote the shares in the Seller that she owns or has a right to vote to approve the transaction described in this Contract.
K) Reclamation Work on Gravel Site. Buyer understands that Seller has posted a surety bond with the Colorado Division of Mines and Geology for reclamation of the coal site by Oakridge and Four Corners Materials, Inc. has posted a surety bond with the Colorado Division of Mines and Geology for reclamation of the gravel site. Buyer agrees to provide access to the site after closing to the Colorado Division of Mines and Geology, Four Corners Materials, Inc., Seller and their agents and contractors, until the bonds are released, for monitoring of the reclamation and any additional necessary reclamation work.

No. CBS3-7-04. Contract to Buy and Sell Real Estate (Vacant Land — Farm — Ranch)	Page 11 of 11
Initial